Exhibit 1.1

STRICTLY CONFIDENTIAL	Patrick S. Pacious

President and Chief Executive Officer

November 14, 2023

Via Electronic Mail

Board of Directors

Wyndham Hotels & Resorts, Inc.

c/o Stephen P. Holmes, Chairman of the Board

22 Sylvan Way

Parsippany, NJ, 07054

Dear Directors:

On behalf of Choice Hotels International, Inc. (“Choice” or “we”), I am pleased to present you with this enhanced proposal (the “Proposal”) to pursue a business combination (the “Transaction”) with Wyndham Hotels & Resorts, Inc. (“Wyndham” or “you”). This fifth letter takes into consideration the feedback we received from you, the market, and our respective shareholders and franchisees. We made a compelling offer to you on October 17, 2023, and are responding to your request for more clarity regarding risk allocation in the context of the regulatory framework. The industrial logic of the Transaction is irrefutable, and as already discussed amongst principals and legal advisors over the past few months, this transaction is pro-competitive and the required regulatory approvals are obtainable. In addition, our franchisees, many of whom own both Wyndham and Choice brands, have instantly grasped the benefits of this combination, particularly in light of rising operational costs. This combination will drive more direct bookings, lower hotel operating costs, and create a stronger rewards program. As such, we believe now is the right time to reengage in a direct and private dialogue in order to negotiate a Transaction that is in the best interest of all our respective stakeholders.

Regulatory Framework:

We are prepared to offer Wyndham significant protections to address your stated concerns regarding potential regulatory uncertainty, including:

•	Reverse termination fee of $435 million, which represents approximately 6.0% of the total equity purchase price.

•

While we do not anticipate it would be triggered, a regulatory ticking fee of 0.5% of the total equity purchase price per month, accruing daily after the one-year anniversary of the signing of definitive agreements.

•

Choice agrees to take any actions required by antitrust regulators to close so long as such actions would not have a material adverse effect on the combined company, subject only to agreeing to an outside date 12 months post-signing of a definitive agreement, with two 6-month extensions exercisable by either party, if regulatory approvals have not been obtained by such date.

•	Wyndham’s ability to operate in the ordinary course of business during the pendency of the transaction, subject to limited customary negative covenants.

With these protections, we believe that Choice’s conviction and commitment to closing the transaction will deliver the requisite level of contractual certainty to your shareholders.

Transaction Value:

We are offering $49.50 per share in cash and 0.324 shares of Choice stock.

•	Equates to $90.00 per Wyndham share based on Choice’s stock price as of October 16, 2023 (the “Pre-Release Date”).

•

Represents a 31% premium to your unaffected share price on May 22, 2023 (prior to WSJ leak) and a 24% premium to your share price as of the Pre-Release Date based on Choice’s current stock price, and 37% and 30% premiums, respectively, based on Choice’s stock price as of the Pre-Release Date.

•	Maintains the cash or stock election mechanism, subject to a customary proration mechanism.

•	Equates to pro forma ownership in the combined company of 35%.

•	Implies a consensus 2023 Adjusted EBITDA multiple of 14.9x based on the Pre-Release Date value.

Governance:

We propose that two mutually acceptable independent members of the Wyndham board of directors join the combined company board upon the completion of the Transaction, consistent with our prior offer.

Information Sharing / NDA:

We are prepared to enter into a mutual Non-Disclosure Agreement (“NDA”) to provide for direct negotiation of binding agreements consistent with this Proposal. We believe that we could conclude such negotiation, documentation, and confirmatory due diligence within 20 business days of your good faith engagement with us on the basis of the terms of this letter. During that time, we would be amenable to a limited NDA, provided that:

•	The NDA would not prevent the pursuit of an exchange offer or proxy contest in the event we are mutually unable to agree on final terms.

•	We would be permitted to contact director candidates and prepare for, but not launch, a proxy contest or exchange offer, without prior notice.

•	No information shared under the NDA would be permitted to be publicly disclosed in the event of a public process.

We believe that this enhanced Proposal specifically addresses the concerns that you have raised to date and are hopeful that you will reengage on the basis of the terms of this letter.

We look forward to discussing this Proposal with you.

Best regards,